October 12, 2022

Ms. Jan Woo

Legal Branch Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Miso Robotics, Inc.
Amendment No. 3 to Offering Statement on Form 1-A Filed October 5, 2022
File No. 024-11964

Dear Ms. Woo,

We acknowledge receipt of comments in your letter of October 11, 2022 regarding the Offering Statement of Miso Robotics, Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 3 to Form 1-A General

1.	Revise your offering circular, including the cover page, to clearly disclose that the securities you are offering and seeking to qualify under Regulation A to include your Series E Preferred Stock and the Common Shares available upon conversion of the Series E Preferred Stock and the Bonus Shares. State the maximum amount of securities issuable upon the conversion of any convertible securities and the fixed rate at which such conversion will occur. Your revisions should include updating the tabular disclosure on your cover page showing the "Securities Offered by the Company" and revising Item 4 of Part I of your Form 1-A offering statement.

The Company has amended Item 4 of Part I of the Form 1-A Offering Statement as well as amended the cover page and Securities Being Offered to reflect the value of the Bonus Shares, as well as the qualification of the Common Stock issuable upon conversion of the Series E Preferred Stock, and applicable conversion rate.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Miso Robotics, Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Kevin Morris

Chief Financial Officer

Miso Robotics, Inc.

561 East Green Street

Pasadena, CA 91101